EXHIBIT 99.2

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars, except per share amounts)	Notes	2020	2019	2020	2019

CONTINUING OPERATIONS

Revenues	3	1,405	1,423	2,925	2,910

Operating expenses	6	(929)	(1,070)	(1,946)	(2,161)

Depreciation		(43)	(38)	(83)	(72)

Amortization of computer software		(118)	(104)	(229)	(209)

Amortization of other identifiable intangible assets		(30)	(25)	(60)	(52)

Other operating gains, net	7	80	261	48	305

Operating profit		365	447	655	721

Finance costs, net:

Net interest expense	8	(52)	(37)	(97)	(72)

Other finance (costs) income	8	(13)	(18)	34	(29)

Income before tax and equity method investments		300	392	592	620

Share of post-tax losses in equity method investments	9	(153)	(138)	(207)	(251)

Tax expense	10	(16)	(47)	(63)	(48)

Earnings from continuing operations		131	207	322	321

Loss from discontinued operations, net of tax		(5)	(27)	(3)	(37)

Net earnings		126	180	319	284

Earnings attributable to common shareholders		126	180	319	284

Earnings (loss) per share:	11

Basic and diluted earnings per share:

From continuing operations		$0.26	$0.41	$0.65	$0.64

From discontinued operations		(0.01)	(0.05)	(0.01)	(0.08)

Basic and diluted earnings per share		$0.25	$0.36	$0.64	$0.56

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	Notes	2020	2019	2020	2019

Net earnings		126	180	319	284

Other comprehensive income (loss):

Items that have been or may be subsequently reclassified to net earnings:

Cash flow hedges adjustments to net earnings	8	(37)	(10)	(34)	(19)

Cash flow hedges adjustments to equity		17	5	14	14

Foreign currency translation adjustments to equity		22	2	(195)	35

Share of other comprehensive income (loss) in equity method investments	9	54	5	(47)	(26)

Related tax (expense) benefit on share of other comprehensive income (loss) in equity method investments		(14)	(2)	11	6

Reclassification of foreign currency translation adjustments on disposal of businesses		-	9	-	9

		42	9	(251)	19

Items that will not be reclassified to net earnings:

Fair value adjustments on financial assets	12	13	3	5	1

Remeasurement on defined benefit pension plans		65	(3)	23	(10)

Related tax (expense) benefit on remeasurement on defined benefit pension plans		(15)	-	(2)	2

Share of other comprehensive income (loss) in equity method investments	9	3	15	(3)	9

Related tax (expense) benefit on share of other comprehensive income (loss) in equity method investments		(1)	(3)	1	(2)

		65	12	24	-

Other comprehensive income (loss)		107	21	(227)	19

Total comprehensive income		233	201	92	303

Comprehensive income (loss) for the period attributable to:

Common shareholders:

Continuing operations		238	228	95	340

Discontinued operations		(5)	(27)	(3)	(37)

Total comprehensive income		233	201	92	303

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		June 30,	December 31,

(millions of U.S. dollars)	Notes	2020	2019

Cash and cash equivalents	12	946	825

Trade and other receivables		1,093	1,167

Other financial assets	12	492	533

Prepaid expenses and other current assets		509	546

Current assets		3,040	3,071

Property and equipment, net		584	615

Computer software, net		893	900

Other identifiable intangible assets, net		3,445	3,518

Goodwill		5,821	5,853

Equity method investments	9	1,291	1,551

Other non-current assets	13	686	611

Deferred tax		1,143	1,176

Total assets		16,903	17,295

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	12	120	579

Payables, accruals and provisions	14	1,145	1,373

Deferred revenue		762	833

Other financial liabilities	12	132	434

Current liabilities		2,159	3,219

Long-term indebtedness	12	3,699	2,676

Provisions and other non-current liabilities	15	1,245	1,264

Deferred tax		491	576

Total liabilities		7,594	7,735

Equity

Capital	16	5,413	5,377

Retained earnings		4,924	4,965

Accumulated other comprehensive loss		(1,028)	(782)

Total equity		9,309	9,560

Total liabilities and equity		16,903	17,295

Contingencies (note 19)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	Notes	2020	2019	2020	2019
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		131	207	322	321
Adjustments for:
Depreciation		43	38	83	72
Amortization of computer software		118	104	229	209
Amortization of other identifiable intangible assets		30	25	60	52
Net (gains) losses on disposals of businesses and investments		(2)	3	1	(21)
Deferred tax		(34)	(12)	(37)	(80)
Other	17	138	(67)	200	77
Pension contribution		-	-	-	(167)
Changes in working capital and other items	17	(7)	(120)	(250)	(258)
Operating cash flows from continuing operations		417	178	608	205
Operating cash flows from discontinued operations		5	(65)	(10)	(122)
Net cash provided by operating activities		422	113	598	83
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	18	2	(1)	(122)	(5)
Proceeds from disposals of businesses and investments		4	23	1	57
Capital expenditures		(145)	(102)	(287)	(240)
Proceeds from disposals of property and equipment		45	2	64	2
Other investing activities		1	1	2	4
Investing cash flows from continuing operations		(93)	(77)	(342)	(182)
Investing cash flows from discontinued operations		-	-	-	29
Net cash used in investing activities		(93)	(77)	(342)	(153)
FINANCING ACTIVITIES
Proceeds from debt	12	999	-	2,019	-
Repayments of debt	12	(1,000)	-	(1,645)	-
Net borrowings under short-term loan facilities	12	-	-	118	-
Payments of lease principal		(18)	(12)	(36)	(23)
Repurchases of common shares	16	-	-	(200)	(190)
Dividends paid on preference shares		-	(1)	(1)	(2)
Dividends paid on common shares	16	(182)	(175)	(364)	(349)
Other financing activities		(4)	2	(16)	37
Net cash used in financing activities		(205)	(186)	(125)	(527)
Increase (decrease) in cash and bank overdrafts		124	(150)	131	(597)
Translation adjustments		-	-	(10)	2
Cash and bank overdrafts at beginning of period		822	2,258	825	2,703
Cash and bank overdrafts at end of period		946	2,108	946	2,108
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents		946	2,108	946	2,108
Supplemental cash flow information is provided in note 17.
Interest paid, net of debt related hedges		(62)	(82)	(83)	(96)
Interest received		1	10	4	27
Income taxes paid	17	(18)	(62)	(34)	(169)

Interest received and interest paid are reflected as operating cash flows.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Total equity

Balance, December 31, 2019	3,576	1,801	5,377	4,965	(3)	(779)	(782)	9,560

Net earnings	-	-	-	319	-	-	-	319

Other comprehensive income (loss)	-	-	-	19	(29)	(217)	(246)	(227)

Total comprehensive income (loss)	-	-	-	338	(29)	(217)	(246)	92

Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)

Dividends declared on common shares	-	-	-	(376)	-	-	-	(376)

Shares issued under Dividend Reinvestment Plan (“DRIP”)	12	-	12	-	-	-	-	12

Repurchases of common shares (see note 16)	2	-	2	(2)	-	-	-	-

Stock compensation plans	96	(74)	22	-	-	-	-	22

Balance, June 30, 2020	3,686	1,727	5,413	4,924	(32)	(996)	(1,028)	9,309

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	AOCL	Total equity

Balance, December 31, 2018	3,443	1,905	5,348	4,739	10	(887)	(877)	9,210

Impact of IFRS 16	-	-	-	11	-	-	-	11

Balance after IFRS 16 adoption	3,443	1,905	5,348	4,750	10	(887)	(877)	9,221

Net earnings	-	-	-	284	-	-	-	284

Other comprehensive income (loss)	-	-	-	2	(25)	42	17	19

Total comprehensive income (loss)	-	-	-	286	(25)	42	17	303

Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)

Dividends declared on common shares	-	-	-	(361)	-	-	-	(361)

Shares issued under DRIP	12	-	12	-	-	-	-	12

Repurchases of common shares	(18)	-	(18)	(133)	-	-	-	(151)

Stock compensation plans	140	(101)	39	-	-	-	-	39

Balance, June 30, 2019	3,577	1,804	5,381	4,540	(15)	(845)	(860)	9,061

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a major provider of news and business information services to professionals.

Basis of preparation

The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2019. The interim financial statements comply with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2019. In March 2020, the World Health Organization characterized a novel strain of the coronavirus, known as COVID-19, as a pandemic. The global economy continues to experience substantial disruption due to concerns regarding the spread of COVID-19, as well as from the measures intended to mitigate its impact. Refer to note 2 of these interim consolidated financial statements for a description of how COVID-19 impacted the Company’s critical accounting estimates that were used to prepare the interim financial statements for the three and six months ended June 30, 2020.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2019, which are included in the Company’s 2019 annual report.

Prior-period amounts have been revised to correct certain immaterial misstatements as reflected in the Company’s consolidated financial statements for the year ended December 31, 2019. Refer to the sections below and note 3 of the consolidated financial statements for the year ended December 31, 2019 for additional information.

Additionally, the Company adjusted its prior-period segment amounts to reflect the current presentation. In the first quarter of 2020, in connection with the completion of the Company’s program to reposition its businesses after the separation of Refinitiv, the Company re-assessed its methodology for allocating costs to its business segments and adjusted its allocations. The 2019 segment amounts were also adjusted to reflect the transfer of certain revenues primarily from the Corporates segment to the Legal Professionals segment, where they are better aligned. These changes impacted the 2019 financial results of the segments, but did not change the consolidated 2019 financial results. The table below summarizes the changes:

	Three months ended June 30, 2019			Six months ended June 30, 2019

	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised

Revenues

Legal Professionals	603	2	605	1,197	8	1,205

Corporates	318	(3)	315	670	(9)	661

Eliminations/Rounding	-	1	1	(1)	1	-

Total revenues	1,423	-	1,423	2,910	-	2,910

Adjusted EBITDA

Legal Professionals	232	(3)	229	459	(1)	458

Corporates	102	(4)	98	220	(11)	209

Tax & Accounting Professionals	60	(1)	59	153	(2)	151

Reuters News	10	9	19	26	16	42

Global Print	73	(1)	72	147	(1)	146

Corporate costs/Rounding	(122)	-	(122)	(253)	(1)	(254)

Total adjusted EBITDA	355	-	355	752	-	752

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Revision of prior-period financial statements

On October 1, 2018, the Company sold a 55% interest in its Financial & Risk business to private equity funds affiliated with Blackstone. The Company retained a 45% interest in the business, which is now known as Refinitiv. Since October 1, 2018, the Company has included its share of post-tax losses from its 45% interest in Refinitiv, an equity method investment, in its net earnings. In the third quarter of 2019, a misstatement was identified that understated the Company’s share of Refinitiv’s post-tax losses since the fourth quarter of 2018. The misstatement related to an accounting principle difference for preferred stock issued by Refinitiv to the Blackstone consortium between U.S. GAAP, the basis on which Refinitiv prepares its financial statements, and IFRS, the basis on which Thomson Reuters prepares its financial statements. Specifically, Refinitiv accounts for its preferred stock under U.S. GAAP as equity, but these securities should have been recorded as debt under IFRS. Accordingly, the Company’s share of Refinitiv’s post-tax losses under IFRS should have been higher to reflect the associated interest expense. This misstatement did not impact revenues, operating profit, segment measures or cash generated from operating activities.

The Company performed a materiality evaluation in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, and concluded that the misstatement was immaterial to its previously issued financial statements. However, as the impact of correcting the cumulative misstatement in the third quarter of 2019 would have been material to net earnings in that quarter, the Company revised its previously issued financial statements. Additionally, in conjunction with this revision, the Company corrected other unrelated misstatements in the applicable prior periods, which were also not material to any of its previously issued financial statements.

The effects of the revision are set forth in the table below:

	Three months ended June 30, 2019			Six months ended June 30, 2019

CONSOLIDATED INCOME STATEMENT	As Reported	Revision	As Revised	As Reported	Revision	As Revised

Share of post-tax losses in equity method investments	(126)	(12)	(138)	(223)	(28)	(251)

Tax expense	(50)	3	(47)	(55)	7	(48)

Earnings from continuing operations	216	(9)	207	342	(21)	321

Net earnings	189	(9)	180	305	(21)	284

Earnings attributable to common shareholders	189	(9)	180	305	(21)	284

Basic earnings per share from continuing operations	$0.43	($0.02)	$0.41	$0.68	($0.04)	$0.64

Basic earnings per share	$0.38	($0.02)	$0.36	$0.60	($0.04)	$0.56

Diluted earnings per share from continuing operations	$0.43	($0.02)	$0.41	$0.68	($0.04)	$0.64

Diluted earnings per share	$0.37	($0.01)	$0.36	$0.60	($0.04)	$0.56

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net earnings	189	(9)	180	305	(21)	284

Total comprehensive income	210	(9)	201	324	(21)	303

Comprehensive income for the period attributable to common shareholders: continuing operations	237	(9)	228	361	(21)	340

CONSOLIDATED STATEMENT OF CASH FLOW

OPERATING ACTIVITIES

Earnings from continuing operations	216	(9)	207	342	(21)	321

Adjustments for:

Deferred tax	(9)	(3)	(12)	(73)	(7)	(80)

Other	(79)	12	(67)	49	28	77

Changes in working capital and other items	(92)	(28)	(120)	(258)	-	(258)

Operating cash flows from continuing operations	206	(28)	178	205	-	205

Net cash provided by operating activities	141	(28)	113	83	-	83

INVESTING ACTIVITIES

Capital expenditures	(130)	28	(102)	(240)	-	(240)

Investing cash flows from continuing operations	(105)	28	(77)	(182)	-	(182)

Net cash used in investing activities	(105)	28	(77)	(153)	-	(153)

Note 2: Critical Accounting Estimates and Judgments – Impact of COVID-19 Pandemic

The global economic crisis caused by the COVID-19 pandemic has created significant uncertainty about the future. As a result, some of the estimates and judgments that management makes in preparing its financial statements may be more variable and may change materially in the future. Management initially assessed its critical accounting estimates and judgments in light of COVID-19 in conjunction with its interim report for the three months ended March 31, 2020. In the second quarter of 2020, management re-assessed these estimates and judgments and made no significant changes. For purposes of its business planning and valuation estimates, the Company continues to assume that the global economy will gradually recover throughout the second half of 2020. The following provides information regarding management’s critical accounting estimates and judgments relative to the global economic crisis caused by COVID-19.

Allowance for doubtful accounts and sales adjustments

The Company provided additional reserves of $6 million and $15 million in the three months and six months ended June 30, 2020 to reflect that some of its smaller legal and tax customers may not be able to pay for the products and services the Company has provided and, in limited situations, for credits the Company may issue to customers in financial distress. While the Company has offered payment plans to some of its smaller customers who may require more time to pay, very few have elected this option to date.

Computer software

The Company has not experienced, nor does it expect, material changes to product demand and it does not plan to discontinue any products as a result of the crisis that would require impairment or shortened useful lives.

Other identifiable intangible assets and goodwill

At October 1, 2019, the date of the Company’s last impairment test, the estimated fair value less costs of disposal of each cash generating unit (“CGU“), which comprise each of its reportable segments, exceeded their carrying value by over 100%. The Company’s sensitivity analysis demonstrated that no reasonably possible change in its assumptions due to the COVID-19 pandemic, including higher discount rates and reduction in cash flows, would cause the carrying amounts of any CGU, including the carrying value of the indefinite lived tradenames, to exceed its recoverable amount.

Equity method investments and related warrants

Equity method investments consisted primarily of the Company’s 45% investment in Refinitiv. On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv to London Stock Exchange Group plc (“LSEG”) (see note 9) for a value that is substantially in excess of the carrying value of the Company’s investment, as measured by the share price of LSEG at June 30, 2020. The proposed transaction, which was approved by LSEG shareholders in November 2019, remains subject to regulatory clearances and other customary closing conditions and is expected to close by the end of 2020 or early in 2021. The Company expects to record a significant gain on the transaction upon closing and therefore concluded that there was no impairment to its investment in Refinitiv at June 30, 2020.

Reflecting the terms of the agreement, the Company valued the related warrants (see note 12) in Refinitiv at June 30, 2020 primarily based on the number of incremental shares in Refinitiv to which the Company is contractually entitled upon closing, the share price of LSEG on June 30, 2020, and management’s assessment that the deal remains highly probable of closing by the end of 2020 or early in 2021.

The Company holds other investments aggregating $0.2 billion in a variety of industries, including real estate, technology and media, which could become impaired in the future due to economic conditions caused by the COVID-19 pandemic.

Employee future benefits

The assets and obligations for the Company’s most significant benefit plans in the U.S. and the U.K. are remeasured each quarter with an offset to other comprehensive income or loss. For the six months ended June 30, 2020, the Company recorded remeasurement gains of $23 million. There were no funding requirements triggered by changes in the value of assets and liabilities associated with the Company’s material defined benefit plans due to increased market volatility associated with the economic crisis.

Income taxes

Relevant tax reform related to the economic crisis, most notably the impact of the Coronavirus Aid, Relief and Economic Security (“CARES”) Act in the United States, did not have a material impact on the computation of income taxes. The Company concluded that its updated projections relating to COVID-19 did not impact its ability to realize its deferred tax assets.

Critical judgments in applying accounting policies

Revenue recognition

Management has elevated its focus on collectability in making its revenue recognition judgments while the crisis persists.

Uncertain tax positions

The Company made no changes in its judgments of uncertain tax positions as a result of the COVID-19 pandemic.

Note 3: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconciles them to reportable segments for the three and six months ended June 30, 2020 and 2019 (see note 4).

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Three months ended June 30,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Recurring	580	557	282	267	136	147	141	144	-	-	1,139	1,115
Transactions	40	48	47	48	32	35	14	12	-	-	133	143
Global Print	-	-	-	-	-	-	-	-	134	164	134	164
Eliminations/Rounding	-	-	-	-	-	-	-	-	-	-	(1)	1
Total	620	605	329	315	168	182	155	156	134	164	1,405	1,423

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Six months ended June 30,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Recurring	1,167	1,113	563	530	294	320	283	287	-	-	2,307	2,250
Transactions	79	92	133	131	92	84	27	24	-	-	331	331
Global Print	-	-	-	-	-	-	-	-	289	329	289	329
Eliminations/Rounding	-	-	-	-	-	-	-	-	-	-	(2)	-
Total	1,246	1,205	696	661	386	404	310	311	289	329	2,925	2,910

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Three months ended June 30,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
U.S.	499	493	270	253	131	143	107	104	97	117	1,104	1,110
Canada (country of domicile)	13	12	2	3	8	8	1	-	16	20	40	43
Other	7	7	11	15	17	20	3	3	4	6	42	51
Americas (North America, Latin America, South America)	519	512	283	271	156	171	111	107	117	143	1,186	1,204

U.K.	58	49	28	30	6	7	5	7	7	9	104	102
Other	13	18	10	6	2	-	25	28	4	4	54	56
EMEA (Europe, Middle East and Africa)	71	67	38	36	8	7	30	35	11	13	158	158
Asia Pacific	30	26	8	8	4	4	14	14	6	8	62	60
Eliminations/Rounding	-	-	-	-	-	-	-	-	-	-	(1)	1
Total	620	605	329	315	168	182	155	156	134	164	1,405	1,423

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Six months ended June 30,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
U.S.	1,002	987	578	537	313	328	211	206	212	236	2,316	2,294
Canada (country of domicile)	26	22	5	6	17	17	2	1	32	38	82	84
Other	11	13	23	30	38	41	5	5	8	11	85	100
Americas (North America, Latin America, South America)	1,039	1,022	606	573	368	386	218	212	252	285	2,483	2,478

U.K.	117	100	55	53	10	11	12	13	16	19	210	196
Other	29	31	19	19	2	-	52	56	7	8	109	114
EMEA (Europe, Middle East and Africa)	146	131	74	72	12	11	64	69	23	27	319	310
Asia Pacific	61	52	16	16	6	7	28	30	14	17	125	122
Eliminations/Rounding	-	-	-	-	-	-	-	-	-	-	(2)	-
Total	1,246	1,205	696	661	386	404	310	311	289	329	2,925	2,910

Note 4: Segment Information

The Company is organized as five reportable segments reflecting how the businesses are managed. The accounting policies applied by the segments are the same as those applied by the Company. The segments offer products and services to target customers as described below.

Legal Professionals

The Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

The Corporates segment serves corporate customers, including the seven largest global accounting firms, with the Company’s full suite of offerings across legal, tax, regulatory and compliance functions.

Tax & Accounting Professionals

The Tax & Accounting Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the seven largest firms, which are served by the Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

The Reuters News segment supplies business financial, national and international news to professionals via desktop terminals, including through Refinitiv, the world’s media organizations, industry events and directly to consumers.

Global Print

The Global Print segment provides legal and tax information primarily in print format to customers around the world.

The Company also reports “Corporate costs”, which includes expenses for corporate functions and does not qualify as a reportable segment.

	Three months ended June 30,		Six months ended June 30,

	2020	2019	2020	2019
Revenues
Legal Professionals	620	605	1,246	1,205
Corporates	329	315	696	661
Tax & Accounting Professionals	168	182	386	404
Reuters News	155	156	310	311
Global Print	134	164	289	329
Eliminations/Rounding	(1)	1	(2)	-
Consolidated revenues	1,405	1,423	2,925	2,910

Adjusted EBITDA
Legal Professionals	254	229	484	458
Corporates	118	98	235	209
Tax & Accounting Professionals	54	59	138	151
Reuters News	25	19	44	42
Global Print	54	72	117	146
Corporate costs	(26)	(122)	(59)	(254)
Adjusted EBITDA	479	355	959	752
Fair value adjustments (see note 6)	(3)	(2)	20	(3)
Depreciation	(43)	(38)	(83)	(72)
Amortization of computer software	(118)	(104)	(229)	(209)
Amortization of other identifiable intangible assets	(30)	(25)	(60)	(52)
Other operating gains, net	80	261	48	305
Consolidated operating profit	365	447	655	721
Net interest expense	(52)	(37)	(97)	(72)
Other finance (costs) income	(13)	(18)	34	(29)
Share of post-tax losses in equity method investments	(153)	(138)	(207)	(251)
Tax expense	(16)	(47)	(63)	(48)
Earnings from continuing operations	131	207	322	321

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

Adjusted EBITDA

●

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments, and corporate related items.

●	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, commercial sales operations, facilities, and product and content development, as well as an allocation of product costs when one segment sells products managed by another segment.

●	Consolidated adjusted EBITDA is comprised of adjusted EBITDA from reportable segments and Corporate costs.

Note 5: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs are generally incurred evenly throughout the year. However, the Company’s revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The Company believes that its revenues in the second quarter of 2020 reflected the lowest level it will report for any of the four quarters in the full year of 2020, due to the impact of COVID-19. In 2019, the seasonality of the Company’s operating profit was impacted by significant costs to reposition its business following the sale of a majority interest in Financial & Risk.

Note 6: Operating Expenses

The components of operating expenses include the following:

	Three months ended June 30,		Six months ended June 30,

	2020	2019	2020	2019
Salaries, commissions and allowances	531	609	1,092	1,231
Share-based payments	18	15	35	27
Post-employment benefits	35	34	68	68
Total staff costs	584	658	1,195	1,326
Goods and services(1)	252	313	582	645
Content	63	66	131	129
Telecommunications	14	13	26	23
Facilities	13	18	32	35
Fair value adjustments(2)	3	2	(20)	3
Total operating expenses	929	1,070	1,946	2,161

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Note 7: Other Operating Gains, Net

Other operating gains, net, were $80 million and $261 million for the three months ended June 30, 2020 and 2019, respectively, and $48 million and $305 million for the six months ended June 30, 2020 and 2019, respectively. All periods included a benefit from the revaluation of warrants that the Company holds in Refinitiv due to an increase in the share price of LSEG in connection with the proposed transaction to sell Refinitiv to LSEG (see note 9). Operating gains, net, included $54 million (2019—$256 million) and $1 million (2019—$275 million) in the three and six months ended June 30, 2020, respectively, related to the warrants. The three months and six months ended June 30, 2020 included gains associated with the sale of certain real estate and the six months ended June 30, 2020 also included a gain associated with a distribution from an investment. The six months ended June 30, 2019 also included gains from the sale of several small businesses.

Note 8: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended June 30,		Six months ended June 30,

	2020	2019	2020	2019
Interest expense:
Debt	39	39	76	77
Derivative financial instruments – hedging activities	-	-	-	1
Other, net	5	5	8	9
Fair value gains on cash flow hedges, transfer from equity	(30)	(10)	(27)	(19)
Net foreign exchange losses on debt	30	10	27	19
Net interest expense — debt and other	44	44	84	87
Net interest expense — leases	3	1	5	3
Net interest expense — pension and other post-employment benefit plans	6	7	11	13
Interest income	(1)	(15)	(3)	(31)
Net interest expense	52	37	97	72

	Three months ended June 30,		Six months ended June 30,

	2020	2019	2020	2019
Net losses (gains) due to changes in foreign currency exchange rates	21	18	(15)	29
Net gains on derivative instruments	(8)	-	(19)	-
Other finance costs (income)	13	18	(34)	29

Net losses (gains) due to changes in foreign currency exchange rates

Net losses (gains) due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net gains on derivative instruments

Net gains on derivative instruments were principally comprised of amounts relating to foreign exchange contracts and the ineffective portion of cash flow hedges (see note 12).

Note 9: Equity Method Investments

Equity method investments are primarily comprised of the Company’s 45% investment in Refinitiv.

The Company’s share of post-tax (losses) earnings in equity method investments as reported in the consolidated income statement is comprised of the following:

	Three months ended June 30,		Six months ended June 30,

	2020	2019	2020	2019
Refinitiv (45% ownership interest)	(155)	(141)	(213)	(259)
Other equity method investments	2	3	6	8
Total share of post-tax losses in equity method investments	(153)	(138)	(207)	(251)

The composition of equity method investments as reported in the consolidated statement of financial position is comprised of the following:

	June 30,	December 31,

	2020	2019
Refinitiv (45% ownership interest)	1,125	1,387
Other equity method investments	166	164
Total equity method investments	1,291	1,551

Set forth below is summarized financial information for 100% of Refinitiv, and a reconciliation to the Company’s carrying value of its investment.

	Three months ended June 30,		Six months ended June 30,

	2020	2019	2020	2019
Revenues	1,588	1,550	3,221	3,117

Net loss	(326)	(302)	(419)	(545)
Remove: Net earnings attributable to non-controlling interests	(18)	(11)	(54)	(29)
Net loss attributable to Refinitiv	(344)	(313)	(473)	(574)
Other comprehensive income (loss) attributable to Refinitiv	128	46	(111)	(31)
Total comprehensive loss attributable to Refinitiv	(216)	(267)	(584)	(605)

	June 30,	December 31,

	2020	2019
Assets
Current assets	2,285	2,031
Non-current assets	20,252	20,709
Total assets	22,537	22,740
Liabilities
Current liabilities	3,559	3,398
Non-current liabilities	13,944	13,964
Total liabilities	17,503	17,362
Net assets	5,034	5,378
Non-controlling interests	(2,298)	(2,100)
Other(1)	(237)	(195)
Net assets attributable to Refinitiv	2,499	3,083

Net assets attributable to Refinitiv - beginning period	3,083	4,514
Net loss attributable to Refinitiv	(473)	(1,353)
Other comprehensive loss attributable to Refinitiv	(111)	(78)
Net assets attributable to Refinitiv - ending period	2,499	3,083
Thomson Reuters % share	45%	45%
Thomson Reuters carrying amount	1,125	1,387

(1)	Consists primarily of equity transactions excluded from Thomson Reuters 45% share of total comprehensive loss.

Proposed LSEG/Refinitiv Transaction

On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion (as of the announcement date), but LSEG may, at its option, settle up to $2.5 billion of the consideration in cash. The transaction is expected to result in Blackstone’s consortium and Thomson Reuters ultimately holding a combined 37% economic interest in LSEG (of which a 15% economic interest would be attributed to Thomson Reuters) and a combined voting interest in LSEG of less than 30%. The proposed transaction, which was approved by LSEG shareholders in November 2019, remains subject to regulatory clearances and other customary closing conditions. The Company expects the transaction to close by the end of 2020 or early in 2021 and expects to record a significant gain on the transaction upon closing.

Note 10: Taxation

Tax expense was $16 million and $47 million for the three months ended June 30, 2020 and 2019, respectively, and $63 million and $48 million for the six months ended June 30, 2020 and 2019, respectively. The tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Note 11: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Three months ended June 30,		Six months ended June 30,

	2020	2019	2020	2019
Earnings attributable to common shareholders	126	180	319	284
Less: Dividends declared on preference shares	-	(1)	(1)	(2)
Earnings used in consolidated earnings per share	126	179	318	282
Less: Loss from discontinued operations, net of tax	5	27	3	37
Earnings used in earnings per share from continuing operations	131	206	321	319

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended June 30,		Six months ended June 30,

	2020	2019	2020	2019
Weighted-average number of common shares outstanding	495,903,023	500,705,054	495,842,141	501,035,457
Weighted-average number of vested DSUs	414,092	526,158	418,929	522,677
Basic	496,317,115	501,231,212	496,261,070	501,558,134
Effect of stock options and TRSUs	1,263,224	1,809,524	1,318,061	1,594,354
Diluted	497,580,339	503,040,736	497,579,131	503,152,488

Note 12: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

June 30, 2020	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	291	655	-	-	946
Trade and other receivables	1,093	-	-	-	1,093
Other financial assets - current	56	436	-	-	492
Other financial assets - non-current (see note 13)	38	-	42	17	97
Current indebtedness	(120)	-	-	-	(120)
Trade payables (see note 14)	(177)	-	-	-	(177)
Accruals (see note 14)	(609)	-	-	-	(609)
Other financial liabilities - current(1)	(130)	(2)	-	-	(132)
Long-term indebtedness	(3,699)	-	-	-	(3,699)
Other financial liabilities - non current (see note 15)(2)	(245)	(5)	-	-	(250)
Total	(3,502)	1,084	42	17	(2,359)

December 31, 2019	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	335	490	-	-	825
Trade and other receivables	1,167	-	-	-	1,167
Other financial assets - current	98	435	-	-	533
Other financial assets - non-current (see note 13)	45	-	29	-	74
Current indebtedness	(579)	-	-	-	(579)
Trade payables (see note 14)	(265)	-	-	-	(265)
Accruals (see note 14)	(801)	-	-	-	(801)
Other financial liabilities - current(1)(3)	(365)	(7)	-	(62)	(434)
Long-term indebtedness	(2,676)	-	-	-	(2,676)
Other financial liabilities - non current (see note 15)(2)	(253)	(3)	-	-	(256)
Total	(3,294)	915	29	(62)	(2,412)

(1)	Includes lease liabilities of $79 million (2019—$69 million).
(2)	Includes lease liabilities of $245 million (2019—$253 million).
(3)

Includes a commitment to repurchase up to $200 million of common shares related to the Company’s pre-defined plan with its broker to repurchase the Company’s shares during its internal trading blackout period. See note 16.

Cash and cash equivalents

Of total cash and cash equivalents, $45 million and $34 million at June 30, 2020 and December 31, 2019, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Debt-related activity

The following table provides information regarding notes that the Company issued and repaid in the six months ended June 30, 2020.

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes issued
May 2020	2.239% Notes, due 2025	C$1,400
Notes repaid
January 2020	3.309% Notes, due 2021	C$550
January 2020	3.95% Notes, due 2021	US$139

The new notes issued in May 2020 were immediately swapped into U.S. dollars and the Company used the $999 million of net proceeds for general corporate purposes, which included repayment of borrowings under the Company’s credit facility.

In January 2020, the Company repaid notes prior to their scheduled maturity dates for $640 million. This amount included early redemption premiums and settlement of cross-currency swaps. The repayments were funded with commercial paper borrowings.

Cross-currency interest rate swaps

The Company uses fixed-to-fixed cross-currency interest rate swaps to hedge its currency exposures on indebtedness. These instruments swap Canadian dollar denominated principal and interest payments into U.S. dollars. In connection with the issuance of new Canadian dollar denominated notes in May 2020, the Company entered into cross-currency interest rate swaps. At June 30, 2020, the Company recorded the swaps outstanding in the consolidated statement of financial position at fair value, which was an asset of $17 million. The swaps were designated as cash flow hedges.

The details of these instruments are set forth below:

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount
2020 Cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2025	US$999

The ineffective portion of the cash flow hedges recognized through earnings was a gain of $7 million, which was recorded in “Other finance (costs) income” in the consolidated income statement, was reclassified from “Cash flow hedges adjustments to net earnings” in the consolidated statement of comprehensive income, for the three and six months ended June 30, 2020.

Commercial paper

Under its commercial paper program, the Company may issue up to $1.8 billion of notes. In January 2020, the Company issued $630 million of commercial paper, most of which was repaid in February and March 2020. At June 30, 2020, current indebtedness included $120 million of outstanding commercial paper within the consolidated statement of financial position.

Credit facility

The Company has a $1.8 billion syndicated credit facility agreement which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the facility at June 30, 2020. The Company borrowed $1.0 billion in the first quarter of 2020, which it repaid in the second quarter of 2020. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at LIBOR/EURIBOR plus 112.5 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion.

In July 2017, the U.K. Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. As a result, public and private sector industry initiatives are currently underway to identify an alternative reference rate.

The Company must maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for the following three quarters after completion, after which time the ratio would revert to 4.5:1. At June 30, 2020, the Company’s ratio of 1.7:1 was in compliance with this covenant.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current, in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance risk.

The following is a summary of debt and related derivative instruments that hedged the cash flows of debt:

	Carrying Amount		Fair Value
June 30, 2020	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
Commercial paper	120	-	120	-
C$1,400, 2.239% Notes, due 2025	1,022	(17)	1,053	(17)
$600, 4.30% Notes, due 2023	596	-	662	-
$450, 3.85% Notes, due 2024(1)	240	-	262	-
$500, 3.35% Notes, due 2026	497	-	544	-
$350, 4.50% Notes, due 2043(1)	116	-	126	-
$350, 5.65% Notes, due 2043	342	-	470	-
$400, 5.50% Debentures, due 2035	395	-	498	-
$500, 5.85% Debentures, due 2040	491	-	630	-
Total	3,819	(17)	4,365	(17)
Current portion	120	-
Long-term portion	3,699	(17)

	Carrying Amount		Fair Value
December 31, 2019	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	1	-	1	-
C$550, 3.309% Notes, due 2021	435	62	435	62
$350, 3.95% Notes, due 2021(1)	143	-	143	-
$600, 4.30% Notes, due 2023	596	-	639	-
$450, 3.85% Notes, due 2024(1)	240	-	254	-
$500, 3.35% Notes, due 2026	496	-	513	-
$350, 4.50% Notes, due 2043(1)	116	-	120	-
$350, 5.65% Notes, due 2043	342	-	412	-
$400, 5.50% Debentures, due 2035	395	-	447	-
$500, 5.85% Debentures, due 2040	491	-	592	-
Total	3,255	62	3,556	62
Current portion	579	62
Long-term portion	2,676	-

(1)	Notes were partially redeemed in October 2018.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

June 30, 2020				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	655	-	655

Warrants(1)	-	-	436	436

Financial assets at fair value through earnings	-	655	436	1,091

Financial assets at fair value through other comprehensive income(2)	21	21	-	42

Derivatives used for hedging(3)	-	17	-	17

Total assets	21	693	436	1,150

Liabilities

Contingent consideration(4)	-	-	(7)	(7)

Financial liabilities at fair value through earnings	-	-	(7)	(7)

Total liabilities	-	-	(7)	(7)

December 31, 2019				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	490	-	490

Warrants(1)	-	-	435	435

Financial assets at fair value through earnings	-	490	435	925

Financial assets at fair value through other comprehensive income(2)	2	27	-	29

Total assets	2	517	435	954

Liabilities

Forward exchange contracts(5)	-	(7)	-	(7)

Contingent consideration(4)	-	-	(3)	(3)

Financial liabilities at fair value through earnings	-	(7)	(3)	(10)

Derivatives used for hedging(3)	-	(62)	-	(62)

Total liabilities	-	(69)	(3)	(72)

(1)	Warrants related to the Company’s equity method investment in Refinitiv (see note 9).
(2)	Investments in entities over which the Company does not have control, joint control or significant influence.
(3)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.
(4)	Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.
(5)	Used to manage foreign exchange risk on cash flows excluding indebtedness.

The following reflects the change in the fair value of the Refinitiv warrants, which are a level 3 in the fair value measurement hierarchy, for the six months ended June 30, 2020:

Six months ended June 30,

2020
December 31, 2019	435
Gain recognized within other operating gains, net	1
June 30, 2020	436

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the six months ended June 30, 2020.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	quoted market prices or dealer quotes for similar instruments;
●	the fair value of cross-currency interest rate swaps and forward foreign exchange contracts are calculated as the present value of the estimated future cash flows based on observable yield curves; and
●	the fair value of contingent consideration is calculated based on estimates of future revenue performance.

Valuation of the Refinitiv Warrants

On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv, in which the Company owns a 45%(1) interest, to LSEG, in an all share transaction that valued Refinitiv at $27 billion (as of the announcement date), but LSEG may, at its option, settle up to $2.5 billion of the consideration in cash (see note 9). Under the terms of the warrant agreement, the proposed transaction will constitute a change in control whereby the exercise of the warrants in connection with the closing of the transaction will increase the Company’s ownership of Refinitiv from 45%(1) to 47.6%(1). Reflecting the entry into a definitive agreement for the sale of the Refinitiv business, the value of the warrants at June 30, 2020 is primarily based on the number of incremental shares in Refinitiv to which the Company is entitled upon closing and the share price of LSEG on June 30, 2020. The valuation also incorporates (on a weighted-average basis) other outcomes based on the likelihood of the proposed transaction closing. In future periods, the warrants will be revalued based on the share price of LSEG at each reporting date and will reflect management’s continuing assessment about the likelihood that the proposed transaction will close, including progress towards obtaining regulatory clearances and satisfying customary closing conditions.

The Monte Carlo simulation approach, which is incorporated into the valuation of the Refinitiv warrants, generates values based on the random outcomes from a probability distribution. Key inputs under the Monte Carlo approach include: the estimated equity value of Refinitiv; the capitalization structure of Refinitiv; the expected volatility; the risk-free rate of return; annual dividends or distributions; and assumptions about the timing of a liquidity event. An increase in the equity value would typically result in an increase in the fair value of the warrants and conversely, a decrease would typically result in a decrease in the fair value of the warrants.

(1)	Represents ownership interest before dilution for management equity triggered by a change in control.

Note 13: Other Non-Current Assets

	June 30,	December 31,

	2020	2019

Net defined benefit plan surpluses	133	85

Cash surrender value of life insurance policies	320	320

Deferred commissions	89	82

Other financial assets (see note 12)	97	74

Other non-current assets	47	50

Total other non-current assets	686	611

Note 14: Payables, Accruals and Provisions

	June 30,	December 31,

	2020	2019

Trade payables	177	265

Current tax liabilities(1)	185	124

Accruals	609	801

Provisions	94	119

Other current liabilities	80	64

Total payables, accruals and provisions	1,145	1,373

(1)	Includes $214 million (2019—$204 million) of uncertain tax positions, that were partially offset by tax receivables in the same jurisdictions.

Note 15: Provisions and Other Non-Current Liabilities

	June 30,	December 31,

	2020	2019

Net defined benefit plan obligations	761	714

Other financial liabilities (see note 12)	250	256

Deferred compensation and employee incentives(1)	104	141

Provisions	120	126

Other non-current liabilities	10	27

Total provisions and other non-current liabilities	1,245	1,264

(1)

In June 2020, the Company amended its non-employee director compensation plan such that the Directors no longer control the decision on whether DSUs earned as part of their compensation are settled in cash or common shares. As a result, Director DSUs are now classified as equity settled and $27 million was reclassified to “Contributed surplus” in the consolidated statement of changes in equity.

Note 16: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. Share repurchases are typically effected under a normal course issuer bid (“NCIB”). Under the NCIB, the Company may repurchase up to 25 million common shares between August 19, 2019 and August 18, 2020 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that the Company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchase or such other price as may be permitted by TSX.

The Company did not repurchase any shares in the three months ended June 30, 2020 and 2019. Details of share repurchases for the six months ended June 30, 2020 and 2019 were as follows:

	Six months ended June 30,

	2020	2019

Share repurchases (millions of U.S. dollars)	200	190

Shares repurchased (number in millions)	2.6	3.5

Share repurchases - average price per share in U.S. dollars	$78.37	$53.93

In October 2019, the Company announced plans to repurchase up to an additional $200 million of its common shares in 2020. These share repurchases were completed in February 2020. Decisions regarding any future repurchases will depend on factors such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such a plan with its broker on December 20, 2019. As a result, the Company recorded a $200 million liability in “Other financial liabilities” within current liabilities at December 31, 2019 with a corresponding amount recorded in equity in the consolidated statement of financial position.

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan. Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended June 30,		Six months ended June 30,

	2020	2019	2020	2019

Dividends declared per common share	$0.38	$0.36	$0.76	$0.72

Dividends declared	188	180	376	361

Dividends reinvested	(6)	(5)	(12)	(12)

Dividends paid	182	175	364	349

Note 17: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended June 30,		Six months ended June 30,

	2020	2019	2020	2019

Non-cash employee benefit charges	44	39	84	81

Net losses (gains) on foreign exchange and derivative financial instruments	13	18	(33)	28

Share of post-tax losses in equity method investments	153	138	207	251

Revaluation of Refinitiv warrants (see note 12)	(54)	(256)	(1)	(275)

Fair value adjustments	3	2	(20)	3

Other	(21)	(8)	(37)	(11)

	138	(67)	200	77

Details of “Changes in working capital and other items” are as follows:

	Three months ended June 30,		Six months ended June 30,

	2020	2019	2020	2019

Trade and other receivables	30	(47)	65	96

Prepaid expenses and other current assets	18	23	(8)	49

Other financial assets	2	(2)	41	33

Payables, accruals and provisions	(40)	(171)	(275)	(396)

Deferred revenue	(21)	98	(54)	28

Other financial liabilities	(2)	-	(41)	(33)

Income taxes	23	12	62	14

Other	(17)	(33)	(40)	(49)

	(7)	(120)	(250)	(258)

Details of income taxes (paid) received are as follows:

	Three months ended June 30,		Six months ended June 30,

	2020	2019	2020	2019

Operating activities - continuing operations	(25)	(49)	(36)	(114)

Operating activities - discontinued operations	7	(12)	2	(54)

Investing activities – continuing operations	-	(1)	-	(1)

Total income taxes paid	(18)	(62)	(34)	(169)

Note 18: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Acquisitions also include investments in equity method investments.

Acquisition activity

The Company acquired one business in the six months ended June 30, 2020, and the related total consideration was as follows:

Six months ended June 30,

Total consideration	2020

Business acquired	121

Less: Cash acquired	(1)

Business acquired, net of cash	120

Contingent consideration payments	2

122

The following provides a brief description of the acquisition completed during the six months ended June 30, 2020:

Date	Company	Acquiring Segment	Description
March 2020	Pondera Solutions	Legal Professionals	A provider of technology and advanced analytics to combat fraud, waste and abuse in healthcare and large government programs.

Purchase price allocation

Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

Six months ended June 30,

2020
Cash and cash equivalents	1
Trade receivables	3
Current assets	4
Computer software	16
Other identifiable intangible assets	6
Total assets	26
Payables and accruals	(2)
Deferred revenue	(1)
Other financial liabilities	(2)
Current liabilities	(5)
Provisions and other non-current liabilities	(1)
Deferred tax	(3)
Total liabilities	(9)
Net assets acquired	17
Goodwill	104
Total	121

The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for the acquisition completed in 2020 is not expected to be deductible for tax purposes.

The acquisition transaction was completed by acquiring all equity interests of the acquired business.

Other

The revenues and operating profit of the acquired business since the date of acquisition was not material to the Company’s results of operations.

Note 19: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Note 20: Related Party Transactions

As of June 30, 2020, the Company’s principal shareholder, The Woodbridge Company Limited, beneficially owned approximately 66% of the Company’s shares.

There were no new significant related party transactions during the six months ended June 30, 2020. Refer to “Related party transactions” disclosed in note 32 of the Company’s consolidated financial statements for the year ended December 31, 2019, which are included in the Company’s 2019 annual report, for information regarding related party transactions.